KludeIn I Acquisition Corp.

1096 Keeler Avenue

Berkeley, CA 94708

VIA EDGAR

February 3, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Mr. Matthew Crispino

Re:	KludeIn I Acquisition Corp.
Amendment No. 7 to Registration Statement on Form S-4
Filed January 26, 2023
File No. 333-265952

Dear Mr. Crispino:

KludeIn I Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 2, 2023, regarding the Amendment No. 7 to Registration Statement on Form S-4 submitted to the Commission on January 26, 2023. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 8 to Registration Statement on Form S-4 (“Amendment No. 8”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 7 to Form S-4 filed January 26, 2023

Risk Factors

We have significant customer concentration…, page 72

1.	In this and the subsequent risk factor, please name the customer and channel partner that accounted for approximately 30% of Near’s annual revenue for the year ended December 31, 2021 and for the nine months ended September 30, 2022.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 72 of Amendment No. 8.

Employees, page 224

2.	We note your disclosure here reflects information as of September 30, 2022. Please revise to update this information as of a more recent practicable date.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 224 of Amendment No. 8.

Management of New Near Following the Business Combination, page 270

3.	We note your disclosure on page 219 that Near has recently hired a Chief Revenue Officer to help scale Near’s “land-and-expand” model. With a view toward revised disclosure, please tell us whether the Chief Revenue Officer is considered an executive officer or a significant employee and whether additional disclosure is required pursuant to Item 401(b) or (c) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that our CEO, Anil Mathews, is already a named executive officer, and is currently also in the role of interim Chief Revenue Officer. Accordingly, no additional disclosure is required pursuant to Item 401(b) or (c) of Regulation S-K. Additionally, the Company advises the Staff that it has updated its disclosure on pages 219 and 266 of Amendment No. 8.

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We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Benjamin Reichel at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mini Krishnamoorthy
Mini Krishnamoorthy, Chief Financial Officer of KludeIn I Acquisition Corp.

cc: Ellenoff Grossman & Schole LLP